12010324

NITED STATES
ID EXCHANGE COMMISSION
hington, D.C. 20549

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Mail Processing Section
FEB 28 2012
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35930

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WANG INVESTMENT ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, Suite 1288
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis W. Maloney, President — (212) 425-9264
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T Certified Public Accountants, PLLC
(Name - if individual, state last, first, middle name)

250 W57th Street, Suite 1632	New York	New York	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Dennis W. Maloney, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wang Investment Associates, Inc., (Company), as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA C. HOLDER
Notary Public, State of New York
No. 01HO6015335
Qualified in Kings County
Commission Expires 10/26/2014
Andrea C. Holder

Dennis W. Maloney, ~~President~~

Sworn and subscribed to before me this 23rd day of February, 2012.

This report contains (check all applicable boxes):

			Page
		Independent Certified Public Accountants' Report.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 – 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
(x)	(m)	A Copy of the SIPC Supplemental Report.	10 - 11
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	12 - 13

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Wang Investment Associates, Inc.

We have audited the accompanying balance sheet of Wang Investment Associates, Inc. as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wang Investment Associates, Inc. at December 31, 2011, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 18, 2012

WANG INVESTMENT ASSOCIATES, INC
BALANCE SHEET
DECEMBER 31, 2011

ASSETS

Cash	$ 78,630
Receivable from clearing broker	1,113,400
Other receivable	33,158
Prepaid expenses	47,019
Investments, at market	2,183
Furniture and equipment - net	375
Other assets	7,090
Total Assets	$ 1,281,855

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 172,244
Securities sold not yet purchased, at market	770
Deferred rent liability	69,623
Total Liabilities	242,637
Stockholder's Equity	
Preferred stock: Series A - no par value	
4,000 shares authorized	
No shares issued and outstanding	-
Common stock - no par value	
1,000 shares authorized,	
100 shares issued and outstanding	1,083,730
Accumulated (deficit)	(44,512)
Total Stockholder's Equity	1,039,218
Total Liabilities and Stockholder's Equity	$ 1,281,855

See Independent Accountants' Report and Accompanying Notes

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions	$	3,628,770
Interest Income		743
Other income		1,754,293
Total Revenues		5,383,806
Costs and Expenses:		
Clearing charges and expenses		917,251
Professional fees		197,476
Rent		439,485
Brokerage registrations and fees		77,077
Office salary		1,384,248
Office supplies and expense		117,557
Telephone and Internet		424,346
Commissions		28,072
Advertising & Marketing		594,260
Trading platform		760,875
Officer's salary		150,000
Depreciation		7,578
Payroll taxes		120,185
Insurance		75,214
Taxes		8,239
Total Costs and Expenses		5,301,864
Net Income	$	81,943

See Independent Accountants' Report and Accompanying Notes

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:		
Net Income	$	81,943
Adjustment to reconcile net income to net cash (used) by operating activities:		
Changes in operating assets and liabilities:		
Depreciation		7,578
(Increase) in receivable from broker		(425,637)
(Increase) in other receivable		(33,108)
(Increase) in prepaid expenses		(31,107)
(Increase) in other assets		(1,990)
Increase in accounts payable and accrued expenses		140,267
Increase in other liabilities		69,623
Net cash (used) by operating activities		(192,431)
Cash flows from investing activities:		
Purchase of furniture		(6,641)
Investments, at market		(574)
Securities sold not yet purchased, at market		639
Net cash (used) by investing activities		(6,576)
Cash flows from financing activities:		
Return of capital - Stockholders		(93,629)
Net cash (used) by financing activities		(93,629)
Net (decrease) in cash		(292,636)
Cash at beginning of year		371,266
Cash at end of year	$	78,630
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Income taxes	$	8,239

See Independent Accountants' Report and Accompanying Notes

WANG INVESTMENT ASSOCIATES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Accumulated (deficit)	Total Stockholder's Equity
Balances, January 1, 2011	$ 1,177,359	$ (126,455)	$ 1,050,904
Shareholder distribution	(93,629)	-	(93,629)
Net Income	-	81,943	81,943
Balances, December 31, 2011	$ 1,083,730	$ (44,512)	$ 1,039,218

See Independent Accountants' Report and Accompanying Notes

WANG INVESTMENT ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. ORGANIZATION AND NATURE OF BUSINESS

Wang Investment Associates, Inc. (Company) was formed March 27, 1986 in the State of South Carolina as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company has adopted December 31 as its year end.

On December 16, 2010, Wang Investment Associates, Inc. was incorporated under Section 102 of the Delaware General Corporation Law. On December 21, 2010, Wang Investment Associates, Inc. of South Carolina was merged with Wang Investment Associates, Inc. of Delaware. Upon completion of the merger, the South Carolina Corporation ceased. The Delaware Corporation as the surviving corporation acquired all of the rights, property, and liabilities of the South Carolina Corporation pursuant to Delaware and South Carolina law.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including aging and riskless principal transactions.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to agreements between the Company and Southwest Securities Inc. (SSI) and Penson Financial Services, Inc. (PFSI), all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by SSI and PFSI.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

The Company's financial statements are prepared using the accrual method of accounting.

The Company earns its revenues from commissions for agency transactions and for risk-less principal transactions; income is earned from mark-ups and mark downs. The transactions are recorded on a trade date basis, which is not materially different than recording transactions on a settlement date basis.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing firm, Southwest Securities Inc. and Penson Financial Services, Inc., for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2011.

Furniture and Equipment

Depreciation on property and equipment is provided using accelerated methods over their estimated useful lives of 5 to 7 years. The difference between book and tax depreciation for the year ending December 31, 2011 was immaterial.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2011, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company had net capital of $895,071, which was $878,945 in excess of the FINRA minimum capital requirement.

4. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

5. OPERATING LEASE

In June 2010, the Company subleased its office facility at 250 W57th Street, New York, NY, under a non-cancelable operating lease expiring on July 31, 2015. The Company's monthly rent is one thousand six hundred dollars $1,600 from September 1, 2011 through July 31, 2015.

In March 2011, the Company subleased its office facility at 50 Broad Street, New York, NY, under a non-cancelable operating lease expiring on May 31, 2015. The Company's monthly rent is thirty thousand dollars $30,000 from April 1, 2011 through May 31, 2015. The Company received three months free rent, which was deferred and being amortized over the term of the lease. Total unamortized deferred rent liability at December 31, 2011 was $69,623.

The Company subleased its office facility at 80 South Lake Ave. Suite 720, Pasadena, CA, under a non-cancelable operating lease commencing July 1, 2011 and ending on January 31, 2013. The Company's monthly rent is thirteen thousand dollars ($13,000) including utilities and taxes.

WANG INVESTMENT ASSOCIATES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL	
Total stockholder's equity	$1,039,218
Deductions and/or charges:	
Non-allowable assets:	
Receivable over 30 days	(89,220)
Prepaid expenses	(47,019)
Furniture and equipment	(375)
Security deposits	(7,090)
Net capital before haircuts on securities positions	895,514
Haircuts on securities positions	(443)
Net Capital	$ 895,071
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 241,867
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 878,945
Net capital less greater of 10% of total AI or 120% of minimum net capital	$870,884
Ratio: Aggregate indebtedness to net capital is	27%

The above computation does not differ materially from the December 31, 2011 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Wang Investment Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Wang Investment Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Wang Investment Associates, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Wang Investment Associates, Inc's management is responsible for the Wang Investment Associates, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 18, 2012

Registered with the Public Company Accounting Oversight Board
Member: American Institute of Certified Public Accountants

VB&T
Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.99.PCAOB (72262)

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Wang Investment Associates, Inc.

In planning and performing our audit of the financial statements and supplementary information of Wang Investment Associates, Inc. (the "Company") for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 18, 2012